

07002364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2007 WASH, D.C. 210

SEC FILE NUMBER
8-13470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Symetra Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 108th Avenue N.E., Suite 1200
(No. and Street)

Bellevue	Washington	98004-5135
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LeeAnna K. Glessing (425) 256-6302
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 3500	Seattle	Washington	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/9

OATH OR AFFIRMATION

I, LeeAnna K. Glessing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Symetra Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer/ Financial Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Financial Statements and Supplemental Information Under Rule 17a-5 of the Securities and Exchange Commission

Year Ended December 31, 2006

Contents



Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Symetra Securities, Inc.

We have audited the accompanying statement of financial condition of Symetra Securities, Inc. (a wholly owned subsidiary of Symetra Financial Corporation) (the Company) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Symetra Securities, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 20, 2007

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 1,767,730
Accounts receivable	1,253,986
Prepaid expenses and other assets	36,096
Deferred tax asset	33,262
Total assets	$ 3,091,074
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable	$ 22,981
Payable to Affiliates and Parent	113,408
Payable to Parent for income taxes	381,047
Total liabilities	517,436
Commitments and contingencies (*Note 6*)	
Stockholder's equity:	
Common stock (10,000 shares authorized, issued, and outstanding, $100 par value)	1,000,000
Additional paid-in capital	1,377,205
Retained earnings	196,433
Total stockholder's equity	2,573,638
Total liabilities and stockholder's equity	$ 3,091,074

See accompanying notes to financial statements.

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Operations

Year Ended December 31, 2006

Revenues	
Dealers' concession income:	
Variable annuity products – Affiliates	$5,916,968
Variable life products – Affiliates	563,344
Other mutual fund income	1,000,106
Mutual fund 12b-1 fee income	348,093
Interest and dividend income	90,551
Total revenues	7,919,062
Expenses	
Commissions:	
Variable annuity products – Affiliates	5,916,968
Variable life products – Affiliates	563,344
Personnel expenses	361,510
Other administrative expenses	242,322
Total expenses	7,084,144
Income before income tax expense	834,918
Income tax expense	292,862
Net income	$ 542,056

See accompanying notes to financial statements.

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2005	$ 1,000,000	$ 1,377,205	$ (345,623)	$ 2,031,582
Net income	–	–	542,056	542,056
Balance at December 31, 2006	$ 1,000,000	$ 1,377,205	$ 196,433	$ 2,573,638

See accompanying notes to financial statements.

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Cash Flows

Year Ended December 31, 2006

Operating activities	
Net income	$ 542,056
Adjustments to reconcile net income to net cash used in operating activities:	
Deferred tax expense	37,848
Change in operating assets and liabilities:	
Accounts receivable	(1,228,838)
Prepaid expenses and other assets	5,664
Accounts payable	21,249
Payable to Affiliates and Parent	(36,762)
Payable to Parent for income taxes	423,391
Net cash used in operating activities	(235,392)
Cash and cash equivalents at beginning of year	2,003,122
Cash and cash equivalents at end of year	$ 1,767,730
Supplemental cash flow disclosure	
Income tax payments (paid to Parent)	$ –

See accompanying notes to financial statements.

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Notes to Financial Statements

December 31, 2006

1. Organization and Nature of Business

Symetra Securities, Inc. (the Company) is a wholly owned subsidiary of Symetra Financial Corporation (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC). The Company acts as the underwriter and distributor of the registered separate account products for Symetra Life Insurance Company (Symetra Life) and First Symetra National Life Insurance Company of New York (collectively, the Affiliates).

The Company acts as the broker of record for a certain group of shareholders of Pioneer Funds. The Company provides record-keeping and other account holder services for these shareholders, including the facilitation of nonsolicited purchase, sale, and redemption orders of Pioneer Funds. The Company promptly transmits all investor funds received in connection with its activities as a broker-dealer for Pioneer Funds and does not otherwise hold funds or securities for, or owe money or securities to, customers.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash includes balances on deposit with banks and other financial institutions, which may be in excess of the Federal Deposit Insurance Corporation's insurance limits. The Company considers investments in institutional money market funds to be cash equivalents. The Company defines cash equivalents as highly liquid investments with original maturities of three months or less.

2. Significant Accounting Policies (continued)

Dealers Concessions Income and Commissions Expense

Dealers' concession income and commission expense on variable annuity and variable life insurance products are recorded on the trade date as related transactions occur. Mutual fund 12b-1 concession income is recorded as earned on Class A share assets of the Pioneer Fund's customers for which the Company is the broker of record.

During 2004, the Company was a party to an agreement related to the reorganization and merger of the Safeco Mutual funds with the Pioneer Funds. The agreement contains a provision for Pioneer Funds to pay the Company as additional one time compensation an amount equal to 0.075% of net assets of any Pioneer Fund shares attributable to shares held by the shareholders at December 31, 2006, provided that the Company was the broker of record as of December 31, 2006. As of December 31, 2006, the Company accrued $1,000,106 in other mutual fund revenue for this consideration. This amount was received in January 2007.

Income Taxes

The Company is included in the Parent's consolidated federal income tax return with other non-life insurance entities. A tax allocation agreement has been entered into by the Company and all other non-life insurance entities with the Parent. The allocation is based upon separate return calculations. The Company will receive current credit for net losses, as such losses offset taxable income of other members of the non-life insurance consolidated group. The provision for federal income taxes is based on amounts determined to be payable/recoverable as a result of operations within the current accounting period. Intercompany tax balances are settled quarterly.

Deferred income taxes are provided for temporary differences between items of income and expense recognized for financial reporting purposes and those recognized for income tax purposes. The amount of deferred taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax assets are reflected without reduction for a valuation allowance. The principal difference between the federal statutory tax rate and the Company's effective tax rate results from state income tax expense.

2. Significant Accounting Policies (continued)

FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109*

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes.* FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Parent has adopted FIN No. 48 effective January 1, 2007, as required. The adoption did not have a material impact on the Company's financial statements.

3. Related-Party Transactions

The Company, in the normal course of business, is charged for its share of operating, administrative, and personnel expenses paid by the Parent or Symetra Life on its behalf. Total amounts allocated during the year under the expense allocation and disbursement arrangements were $19,686 from the Parent and $546,694 from Symetra Life. At December 31, 2006, amounts due to the Parent and Symetra Life were $1,985 and $111,423, respectively.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (the SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, equivalent to the greater of $5,000 or one-fifteenth of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies. At December 31, 2006, the Company had net capital of $1,215,036, which was $1,180,540 in excess of its required net capital of $34,496. The ratio of aggregate indebtedness to net capital was 42.59%.

5. Income Taxes

During the year ended December 31, 2006, the Company was allocated income tax expense of $292,862. The state, federal current, and federal deferred portions of the income tax expense included in the statement of operations are as follows:

	Year Ended December 31, 2006
Federal current tax expense	$ 252,299
Federal deferred tax expense	37,848
State income tax expense	2,715
Total income tax expense	$ 292,862

The deferred tax expense relates to temporary differences in the accounting treatment for financial reporting and income tax purposes of contingent deferred sales charges and prepaid insurance.

6. Commitments and Contingencies

Because of the nature of its business, the Company is subject to legal actions filed or threatened in the ordinary course of its business operations. Management does not believe that such litigation will have a material adverse effect on the Company's financial condition, future operating results, or liquidity.

Supplemental Information

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Computation of net capital	
Total stockholder's equity and regulatory capital	$ 2,573,638
Less: Nonallowable assets	(1,323,344)
Net capital before haircut	1,250,294
Less: Haircut on investments	(35,258)
Net capital	$ 1,215,036
Aggregate indebtedness	$ 517,436
Computation of basic net capital requirement	
Minimum net capital required	$ 34,496
Excess net capital	$ 1,180,540
Ratio of aggregate indebtedness to net capital	42.59%

Note: The differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2006 Part IIA FOCUS filing are as follows: net capital is $368,000 lower and excess net capital is $393,000 lower than the unaudited December 31, 2006 FOCUS report filing.

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Schedule II
Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of the Rule because the Company's transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies, and/or variable life insurance or annuity products, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Supplementary Report



Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

Board of Directors
Symetra Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Symetra Securities, Inc. (a wholly owned subsidiary of Symetra Financial Corporation) (the Company) as of and for the year ended December 31, 2006, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

February 20, 2007

END